September 21, 2018

David R. ("Jude") Melville, III
President and Chief Executive Officer
Business First Bancshares, Inc.
500 Laurel St., Suite 101
Baton Rouge, LA 70801

       Re: Business First Bancshares, Inc.
           Registration Statement on Form S-4
           Filed August 29, 2018
           File No. 333-227085

Dear Mr. Melville:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 29, 2018

Cover Page

1. Please revise to disclose the aggregate value of the merger consideration. Please also disclose both your stock price and the implied value per share of Richland State Bancorp stock as of the last trading day before the merger announcement.
The Merger
Opinion of Richland State's Financial Advisor, page 90

2. Please revise to quantify the fees paid to National Capital for delivery of its fairness opinion. Also please quantify the portion of the fee that is contingent upon consummation
 David R. ("Jude") Melville, III
Business First Bancshares, Inc.
September 21, 2018
Page 2
         of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
Interests of Richland State's Directors and Executive Officers in the Merger, page 100

3. We note the disclosure on page 102 that Mr. Vascocu will be appointed to the board of directors of Business First Bank. We also note the covenant in Section
7.26 of the Merger
         Agreement to appoint Mr. Vascocu to a newly created position on the board of directors at both the holding company level and the bank subsidiary level. Please reconcile or advise.
         If Mr. Vascocu will have a board seat at the holding company level, please file his consent under Rule 438 as an exhibit to the Registration Statement.
Part II. Exhibit Index, page II-4

4. We note that your Exhibit Index states that exhibits 10.1, 10.2, 10.3 and 10.4 have been attached as Exhibits A, B, C and D to the merger agreement, which was filed as Annex A to the proxy statement/prospectus. We note, however, that the merger agreement contains only placeholders for those exhibits. Please ensure that they are included in a pre-effective amendment to the proxy statement/prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameDavid R. ("Jude") Melville, III              Sincerely,
Comapany NameBusiness First Bancshares, Inc.
                                                               Division of
Corporation Finance
September 21, 2018 Page 2                                      Office of
Financial Services
FirstName LastName